Exhibit (a)(36)


CONFIRMATION OF RECEIPT OF WITHDRAWAL LETTER - WARNING: DEFICIENCIES


In connection with Nortel Networks Corporation's Offer to Exchange dated June 20, 2001, we have received your signature page to the Withdrawal Letter.

HOWEVER, your Withdrawal Letter cannot be processed due to the following deficiencies:

[Insert specific problem(s)]

You must correct these deficiencies by completing, signing and delivering to us a NEW signature page to the Withdrawal Letter in the manner and within the time deadlines specified in the Offer to Exchange. Your withdrawal of tendered options is not valid, and you will be required to participate in the Offer if your tendered eligible options are accepted for exchange, unless the deficiencies identified above have been corrected.

Please be aware that you may have already received this confirmation.